UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ZELTIQ Aesthetics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4698 Willow Road, Suite 100

Address of Principal Executive Office (Street and Number)

Pleasanton, CA 94588

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant expects to file the subject Report on Form 10-K for the fiscal year ended December 31, 2015, on or before the fifteenth calendar day following the due date. The Form 10-K could not be filed by the date required due to unanticipated delays in assembling all information required to complete the Form 10-K, including the consolidated financial statements, Management’s Report on Internal Control over Financial Reporting and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sergio Garcia	(925)	621-7425

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its press release dated February 29, 2016, the Company reported operating results for 2015 as follows:

For the full year ended December 31, 2015, the Company reported revenue of $255.4 million, an increase of 46% compared to $174.5 million reported for 2014. Net income was $41.8 million, or $1.02 per diluted share, compared with net income of $1.5 million, or $0.04 per diluted share in 2014. Net income was favorably impacted by approximately $38.5 million of which $40.4 million related to the release of the Company’s deferred tax assets valuation allowance primarily due to net operating loss carryforwards offset by current period tax expense of $1.9 million. Adjusted EBITDA percentage was 7.6% in 2015 and 2014.

Cash and cash equivalents increased by $1.6 million to $52.1 million during the quarter.

ZELTIQ Aesthetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2016	By	/s/ Sergio Garcia
Sergio Garcia
Senior Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).